TransAlta Appoints Brett Gellner Chief Financial Officer

CALGARY, ALBERTA (June 18, 2010) – Steve Snyder, president and chief executive officer of TransAlta Corporation (TransAlta) (TSX: TA; NYSE: TAC), today announced that Brett Gellner has been appointed chief financial officer. Mr. Gellner succeeds Brian Burden, who has made a personal decision to retire from the company. Mr. Burden will assist Mr. Gellner with the transition through September 30, 2010.

“Brian has been a valuable member of the senior management team during the past five years,” said Mr. Snyder. “During his time with us he has strengthened our financial organization and helped TransAlta maintain a strong balance sheet in a very turbulent period for the industry and the economy. I respect his decision to retire, and appreciate his support during the transition. I wish him well in the future.”

“We are fortunate at TransAlta to have a strong slate of succession candidates for key positions within the company,” Mr. Snyder said. “That has allowed us to promote Brett immediately and ensure a seamless transition, with a solid period of overlap between him and Brian. Brett brings deep industry knowledge, extensive capital markets expertise, a solid understanding of operations, and a clear sense of how TransAlta can best execute its long-term growth strategy.”

Mr. Gellner joined TransAlta in 2008 after 12 years with CIBC World Markets, where he was co-head of the Power & Utilities Group. Prior to CIBC, Mr. Gellner held senior roles in the corporate planning and development group at MacMillan Bloedel Ltd. He holds a master’s degree in applied economics from the University of Alberta and a chartered financial analyst designation.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate our biomass, geothermal, wind, hydro, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For 100 years, TransAlta’s has been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index. TransAlta is Canada’s largest investor-owned renewable energy provider.

For more information:

Media inquiries:

Investor inquiries:

Tanis Fiss

Jennifer Pierce

Manager, Corporate and Marketing Communications

Vice President, Communications & Investor Relations

Phone:  (403) 267-7330

Phone:

1-800-387-3598 in Canada and U.S.

Email:

tanis_fiss@transalta.com

Phone:

(403) 267-7622

Email: jennifer_pierce@transalta.com

Jess Nieukerk

Manager, Investor Relations

Phone: (403) 267-3607

Email: jess_nieukerk@transalta.com